Mail Room 4561

February 23, 2006

Clifford A. Clark
Chief Financial Officer and Secretary
Scientigo, Inc.
6701 Carmel Road, Suite 205
Charlotte, NC 28226

      Re: Scientigo, Inc.
              Amendment No. 2 to Form S-4
              Filed February 10, 2006
              File No. 333-129621

              Amendment No. 2 to Schedule TO
              Filed February 10, 2006
              File No. 5-52523

Dear Mr. Clark:

We have reviewed your amended filings and have the following comments. The page numbers cited below refer to the marked courtesy copy of Amendment #2 to Form S-4 supplied by counsel.

FORM S-4/A

Prospectus Summary

Scientigo, page 9

1.   We note your disclosure in the last paragraph starting on page 9 regarding your obligation with respect to the Notes upon rescission. Similar disclosure appears in the "Risk Factors" section. It appears that you also have potential rescission liability with respect to the 339,804 shares of common stock that have already been issued pursuant to the exercise of Warrants and the conversion of Notes. Please revise or advise.

2.   In this section and in the Risk Factors section, please disclose the aggregate amount of your potential rescission liability.

The Exchange Offer, page 13

3.   We note your disclosure next to the subheading "Differences in Conversion Terms of Notes, A Notes and B Notes," that the conversion rate is one share of common stock for each $1.3325 Principal Amount of Notes surrendered, one share of common stock for each $.90 New Principal Amount of A Notes surrendered and one share of common stock for each $.98 New Principal Amount of B Notes surrendered. We also note that the original purchase price of the Notes was offered at an 80% discount, but that the A Notes and the B Notes will not reflect this discount. To provide investors with a meaningful comparison of the effective conversion rates, please disclose the conversion rates of the Notes, the A Notes and the B Notes per dollar <u>invested</u>, taking into account the original issue discount. Based on our calculations, it appears that for each dollar invested, the conversion rate for the Notes would be one share of common stock for each $1.066, while the conversion rates for the A Notes and B Notes would remain at $0.90 and $0.98, respectively. Please revise your disclosure accordingly, here and in all other applicable places in the prospectus. Please also disclose in this section the trading price of your common stock as of a recent date.

4.   We note your disclosure next to the subheading "Operational Risks Regarding Acceptance of the Exchange Offer," that you have cash available to fund your operations for approximately one month. Please advise us as to whether you anticipate that the Offering Period will last more than one month. If so, please add disclosure here and in all other applicable places in the prospectus, such as the Risk Factors section, that it is also possible that the Company may not be operational when the A Notes and the A Warrants become convertible and exercisable, respectively. In any event, please also add disclosure here and in all other applicable places in the prospectus that you have the ability to extend or amend the Exchange Offer at your sole discretion, such that it is possible that the Company may not be operational when the A Notes and the A Warrants become convertible and exercisable, respectively, upon expiration of the Exchange Offer.

5.   In addition, please update your disclosure regarding cash on hand and ability to fund operations to a recent date. We note that the disclosure relating to the ability to fund operations for approximately one month was as of February 9, 2006.

6.   We note your revised disclosure next to the subheading "Operational Risks Regarding Acceptance of the Exchange Offer." Immediately following this disclosure, please insert disclosure relating to the effect of acceptance of the Exchange Offer on the possible rescission rights of all investors in your 2005 6.4% Secured Convertible Notes and Warrants, similar to the disclosure you include in the first Q and A on page 49.

The Exchange Offer

Questions and Answers About the Exchange Offer, page 49

7.	After the first Q and A, insert a question and answer disclosing what investors could be entitled to if they were to pursue a rescission action against you at a later date. In this regard, your disclosure should quantify your contingent liability (including statutory interest) arising from the offer of the Notes and Warrants and clarify for stockholders that the possible right of rescission relates to the Notes and Warrants even if they accept new securities in the Exchange Offer.

General Information Regarding the Exchange Offer, page 57

8.	We note your response to prior comment 21 of our letter dated January 23, 2006. Revise the prospectus, in an appropriate location, to disclose the material terms of the demand registration rights disclosed in your Schedule TO, filed on June 10, 2005, that will continue to exist and to be honored for securityholders who elect not to participate in the exchange offer.

Potential Benefits of the Exchange Offer, page 63

9.	We note your disclosure that "The exercise of the A Warrants, if any, may provide us with greater capital at an earlier time than under the terms of the Warrants" (emphasis added). Given that the exercise price of the A Warrants is less than the exercise price of the Warrants, it is unclear how you will receive "greater" capital upon exercise. Please revise or advise.

Extension of the Exchange Offer; Termination; Amendment, page 68

10.	We note your statement that you "reserve the right, in [y]our sole discretion, to amend the Exchange Offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the Exchange Offer to holders of Notes and Warrants or by decreasing the amount or number of Notes and Warrants being sought in the Exchange Offer." We also note your statement that "except as required by applicable law, [you] shall have no obligation to publish, advertise or otherwise communicate any…public announcement [relating to any such amendment] other than by making a release through PRnewswire or another comparable service." Please revise to clarify that you have an obligation to file a post-effective amendment to the registration statement to reflect any fundamental change in the information set forth in the registration statement, including changes in the terms of the Exchange Offer. See, for example, Item 512(a)(1) of Regulation S-B.

Certain U.S. Federal Income Tax Considerations, page 72

11.   We note that the first paragraph of this section discloses that the following
        "general discussion describes certain U.S. federal income tax considerations with
        respect to the Exchange Offer…" Please revise to disclose that your disclosure
        includes a description of all material federal income tax consequences of this
        transaction, as well as other federal income tax considerations.

Tax Consequences of the Exhange Offer, page 74

12.   Please refer to prior comment 26 from our letter dated January 23, 2006. We note
        the disclosure added in the second paragraph of this section setting forth the three
        opinions provided by tax counsel in response to our prior comment. However, it
        does not appear that a description of the first two opinions, tax counsel's basis for
        such opinions, or the importance to investors of such opinions is described in this
        section. Moreover, we were unable to locate the section of exhibit 8.1 where tax
        counsel opines that the amount of gain or loss that a U.S. Holder recognizes on
        the exchange will be the difference between the stated principal amount of the
        New Notes and the U.S. Holder's adjusted tax basis in the Old Notes surrendered
        in the exchange. In this regard, we note that the first sentence in Section C of
        exhibit 8.1 does not appear to be the opinion of counsel as to your proposed
        transaction.

13.   Additionally, we note your response that tax counsel is unable to render a tax
        opinion on the tax consequences of the exchange of the old warrants for new
        warrants. Please move the last paragraph under the subheading "Exchange of Old
        Warrant[s] for New Warrants" to the front of that subsection and expand your
        disclosure in the prospectus to provide the reasons why such opinion cannot be
        rendered. If the risk of an adverse tax consequences to holders from the exchange
        of old warrants for new warrants is a material, please revise your risk factor
        disclosure accordingly.

Part II

Item 28. Undertakings

14.   Please revise to include all applicable undertakings required by, and substantially
        in the same form as set forth in, Item 512 of Regulation S-B. For example, please
        revise to include the second sentence of Item 512(a)(1)(ii). In addition, Rule 415
        and the associated undertaking of Item 512(g) of Regulation S-B were recently
        amended. Please provide the appropriate undertaking set forth in Item 512(g)(1)
        or (g)(2) of Regulation S-B, as applicable.

*   *   *   *   *

As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Rebekah Toton at (202) 551-3857 or Anne Nguyen, Special Counsel, at (202) 551-3611 with any questions. In the alternative, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (678) 553-2431
Gerald L. Baxter, Esq.
Greenberg Traurig, LLP
Telephone: (678) 553-2430